UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No.3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Imago BioSciences, Inc.

(Name of Subject Company)

Imago BioSciences, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45250K107

(CUSIP Number of Class of Securities)

Kelly E.W. Grez, Secretary

Imago BioSciences, Inc.

303 Twin Dolphin Drive, 6th Floor

Redwood City, California 94065

(415) 529-5055

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Saee Muzumdar

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

(212) 351-4035

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Imago BioSciences, Inc. (“Imago”) with the Securities and Exchange Commission on December 12, 2022, relating to the tender offer by M-Inspire Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”, each a “Share”), of Imago for a purchase price of $36.00 per Share, to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2022 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8	. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

The following new subsection is added before the final subsection entitled “Item 8. Additional Information—Forward-Looking Statements”:

Final Results of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired as scheduled at one minute after 11:59 p.m., Eastern time, on January 10, 2023 (such date, the “Expiration Date”), and was not extended. American Stock Transfer & Trust Company, LLC (“American Stock Transfer”), in its capacity as depositary for the Offer, has advised Merger Sub that, as of the Expiration Date, 31,307,028 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 89.2% of all Shares then issued and outstanding as of the expiration of the Offer. Accordingly, the Minimum Condition has been satisfied. Merger Sub has accepted, and has stated that it will promptly deposit, or cause to be deposited, with American Stock Transfer, in its capacity as paying agent, cash sufficient to make payment for all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Merger Sub had ownership sufficient to effect the Merger under Section 251(h) of the DGCL, without a vote of stockholders of Imago. Accordingly, following completion of the Offer, Parent and Merger Sub effected the Merger in accordance with Section 251(h) of the DGCL in which Merger Sub merged with and into Imago, with Imago surviving the Merger and continuing as a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding (other than (i) Shares held in the treasury of Imago or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demanded, appraisal for such Shares in accordance with Section 262 of the DGCL) was converted by virtue of the Merger into the right to receive an amount in cash equal to the Offer Price, without interest and subject to deduction for any required tax withholding. The Shares are expected to cease to trade on the Nasdaq Global Select Market (“Nasdaq”) prior to the opening of business on January 11, 2023, and will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Imago’s reporting obligations under the Exchange Act as promptly as practicable.

On January 11, 2023, Merck & Co., Inc. issued a press release announcing the expiration of the Offer and the consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

ITEM 9	. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release, issued by Merck & Co., Inc. on January 11, 2023 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2023

Imago BioSciences, Inc.

By:	/s/ Jon Filderman
	Name:	Jon Filderman
	Title:	Vice President